Volvo: Truck Deliveries -- October 2002

GOTEBORG, Sweden, Nov. 20, 2002 (PRIMEZONE) -- Volvo (Nasdaq:VOLVY):

Deliveries from Volvo's truck operations, which includes Volvo Trucks, Mack Trucks, Inc. and Renault Trucks, increased by 11% for the month of October, compared with the same month last year. On a year-to-date basis, deliveries amounted to 130,639 trucks, an increase of 2% compared with the corresponding period in the preceding year. In Europe, deliveries declined by 3 % while North America posted a 12% increase compared with the corresponding period a year earlier.

"Truck deliveries remained at a high level in Europe for Renault Trucks and Volvo Trucks. In North America, the previously announced reduction of production capacity is now being implemented. The transfer of Mack production into the New River Plant has started and the first vehicle is expected to be on the production line in December," said Volvo's CEO Leif Johansson. On a 12-month rolling basis, total order bookings for the truck brands was at the same level as last year, with Europe down 3% and North America up 5%.

Deliveries by market area:

Delivered Units     Year-to-Date         Change
Volvo Group                 2002    2001
Europe                    78,068  80,707     -3%
    Western Europe        71,108  74,806     -5%
    Eastern Europe         6,960   5,901     18%
North America             32,997  29,456     12%
South America              4,446   4,850     -8%
Asia                       7,193   4,763     51%
Other markets              7,935   7,885      1%
Total Volvo Group        130,639 127,661      2%

Mack Trucks, Inc.

Deliveries continued to be at a relatively high level, reflectingshipments of trucks with pre-EPA engines. On November 15, the productionof Mack trucks in Winnsboro was discontinued and production willgradually be ramped up in the New River Valley plant during the firstquarter of 2003.

Deliveries by market area:
Delivered Units         Year-to-Date        Change
Mack Trucks Inc.                2002   2001
Europe                             1      3    n.a.
    Western Europe                 1           n.a.
    Eastern Europe                        3    n.a.
North America                 19,721 18,005     10%
South America                    533  1,046    -49%
Asia                              27     43    -37%
Other markets                    784    775      1%
Total Mack Trucks Inc.        21,066 19,872      6%

Renault Trucks Despite the weakening market in Western Europe, Renault Trucks continued to report strong deliveries of trucks, particularly the Renault Magnum.

Deliveries by market area:
Delivered Units       Year-to-Date        Change
Renault Trucks                2002   2001
Europe                      47,536 46,757      2%
    Western Europe          44,554 44,527      0%
    Eastern Europe           2,982  2,230     34%
Asia                           319    453    -30%
Other markets                5,000  5,160     -3%
Total Renault Trucks        52,855 52,370      1%

Volvo Trucks

Volvo Trucks is now operating at a very high production level in the European industrial system. This is a consequence of the strong demand from Asia, Europe and Middle East. In North America the production change-over is under way for the new Volvo VN range and 3,400 orders have been received to date.

Deliveries by market area:
Delivered Units     Year-to-Date        Change
Volvo Trucks                2002   2001
Europe                    30,531 33,947    -10%
    Western Europe        26,553 30,279    -12%
    Eastern Europe         3,978  3,668      8%
North America             13,276 11,451     16%
South America              3,913  3,804      3%
Asia                       6,847  4,267     60%
Other markets              2,151  1,950     10%
Total Volvo Trucks        56,718 55,419      2%

For further information, please contact:
Bernard Lancelot
Renault Trucks
+33 4 72 96 27 59

Bob Martin
Mack Trucks, Inc.
+1 (610) 709-2670

Claes Claeson
Volvo Truck Corporation
+46 31 66 39 08, +46 708-36 39 08

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